The Honourable Rod Gantefoer
Minister of Finance

SASKATCHEWAN PROVINCIAL BUDGET

08-09

READY FOR GROWTH

MID - YEAR REPORT

Mid-Year Report
Government of Saskatchewan
November 12, 2008

TABLE OF CONTENTS

MID-YEAR REPORT

Introduction	1
Economic Update	3
Financial Overview	11
Borrowing and Debt	18

GENERAL REVENUE FUND (GRF) FINANCIAL TABLES

GRF - Statement of Revenue	22
GRF - Statement of Expense	23
GRF - Statement of Debt	24

SUMMARY FINANCIAL STATEMENT INFORMATION

Summary Financial Statement Update	25

SUMMARY FINANCIAL STATEMENT TABLES

Summary Statement of Surplus	28
Summary Statement of Debt	30

Mid-Year Report 2008-09/ Budget Update

MID-YEAR REPORT

Introduction

The 2008-09 Mid-Year Report shows that Saskatchewan’s economy is continuing its robust performance. As a consequence, the government’s financial outlook has improved significantly since budget.

2008-09 GRF MID-YEAR OUTLOOK

(millions of dollars)	Mid-Year Projection
Revenue	$12,260.2
Operating Expense	9,113.8
Operating Surplus	3,146.4
Debt Servicing	510.0
Pre-Transfer Surplus	2,636.4
Transfer to GFSF	(1,318.2)
Transfer from GFSF	1,000.0
Net Transfer from (to) GFSF	(318.2)
Surplus	$2,318.2

GFSF Balance *	$1,952.2

Government Debt *	$4,192.2
* As at March 31, 2009

Saskatchewan’s economy is forecast to grow at a rate of 32.3 per cent in nominal terms and 4.4 per cent in real terms. Among the provinces, this overall growth places Saskatchewan at or near the top in international exports, retail sales, wholesale trade, new housing starts motor vehicle sales, value of manufacturing shipments and value of building permits.

The economic expansion has translated into an improved financial situation for the government. At first quarter, General Revenue Fund (GRF) revenue was projected to be up $3.1 billion from budget, largely due to potash, Crown land sales and oil. The improved revenue outlook made possible the largest single-year income tax reduction in Saskatchewan’s history.

Since first quarter, tax revenue is projected to be $203.1 million higher, before the tax cut, offsetting more than 60 per cent of the $334 million tax cut announced in late October. Resource revenue is projected to be only $87.6 million lower than at first quarter despite the recent fall in oil prices, while other revenue gains total $15.3 million.

2008-09 GRF REVENUE CHANGE

(millions of dollars)	Change from 1st Quarter
Taxes (forecast increases)	$203.1
Less: Tax Reductions	(334.0)
Net Tax Change	(130.9)
Non-Renewable Resources	(87.6)
Other Own-Source Revenue	10.9
Federal Transfers	4.4
Change from 1st Quarter	$(203.2)

Mid-Year Report 2008-09/ Budget Update 1

GRF expense is projected to increase by $0.5 billion from budget, largely due to federal flow-through Carbon Capture funding and additional infrastructure spending.

A GRF pre-transfer surplus of $2.6 billion is projected. As required by The Growth and Financial Security Act, one-half is forecast to be transferred to the Growth and Financial Security Fund (GFSF). After GFSF transfers, the mid-year projection is for a GRF surplus of $2.3 billion and a GFSF year-end balance of almost $2.0 billion.

The improved financial position of the GRF is being reflected by a $2.7 billion reduction in the government total debt forecast to $4.2 billion.

On a Summary Financial Statement basis, the province is now projecting a surplus of $3.1 billion, versus the $133.1 million deficit estimated at budget, largely due to improvements in the GRF, GFSF and the sale of the province’s interest in SaskFerco.

The GRF’s financial outlook will be updated following the end of the third quarter of 2008-09.

2  Mid-Year Report 2008-09/ Budget Update

Economic Update

INTRODUCTION

Saskatchewan’s economy is set to expand at an annual rate of 32.3 per cent in nominal terms and 4.4 per cent in real terms this year, better than the forecast established in the 2008-09 Budget of 9.8 per cent and 2.9 per cent, respectively.

High commodity prices have undoubtedly been the key, but domestic-oriented sources of growth such as consumer spending and investments during the year have also been huge factors affecting growth.

The province is at the top of the podium in international exports, retail sales, wholesale trade and it is near the top in new housing starts, motor vehicle sales, value of manufacturing shipments and value of building permits.

Saskatchewan’s economic outlook for 2009 and 2010 remains promising despite the increasing complexities affecting the global economy. Domestic factors such as the tax cuts and infrastructure spending are some of the key factors contributing to this bullish view.

EXTERNAL CONDITIONS

The external conditions facing the province are becoming increasingly complex. Like many other resource-rich regions in Canada, Saskatchewan is not entirely immune from the negative effects of the U.S.-centred financial uproar.

The extent to which the province will be affected depends on how long this problem will last and how fast its contagion effects will spread out of the financial markets and into the real economy in the U.S., the rest of Canada and other nations that buy from Saskatchewan.

Central banks and governments around the world have worked, and they continue to work, to pull the U.S. economy and the global economy from

SASKATCHEWAN ECONOMIC INDICATORS

(Jan-Aug 2008 / Jan-Aug 2007)	Per Cent Increase	Rank*
International exports	58.9	Highest
Retail sales	13.0	Highest
Wholesale trade	44.1	Highest
New housing starts**	19.9	2nd Highest
Value of building permits	34.5	2nd Highest
New vehicle sales	10.9	2nd Highest
Value of manufacturing shipments	20.8	3rd Highest
* Saskatchewan's ranking among Canadian provinces.
** Through the first three quarters of 2008.

Mid-Year Report 2008-09/ Budget Update   3

the edge. Even with the steps taken so far, however, the U.S. economy and the rest of the world may not emerge unscathed from this turmoil.

Already, the short-term outlook for Canada, U.S. and many other countries has become gloomier as a result of the financial crisis.

The U.S. economy grew at annual rates of 0.9 per cent in the first quarter and 2.8 per cent in the second quarter. With scant growth expected in the second half, however, U.S. growth for the entire year is seen at only 1.5 per cent. The economic weakness continues in 2009 with U.S. growth projected at a sub-par 0.9 per cent.

Compared with the 2008-09 Budget forecast, the current outlook for Canada is also weaker. After declining at an annual rate of 0.8 per cent in the first quarter, Canadian real GDP grew at an annual rate of only 0.3 per cent in the second quarter.

Overall, Canadian growth is forecast at only 0.6 per cent for this year. Lower interest rates and the lower Canadian dollar, however, are expected to help shore up growth somewhat to an annual rate of 1.9 per cent next year.

Canadian interest rates have come down and more interest rate cuts are expected to occur before year-end. Intensifying economic weakness abroad has also sent commodity-linked currencies such as the Canadian dollar lower.

The Canadian dollar averaged 96.92 US cents in the first 10 months of 2008. It is anticipated to average 94.93 US cents this year and 91.00 US cents in 2009.

CANADIAN ECONOMIC OUTLOOK

	2008-09 Budget			2008-09 Mid-Year
	2008	2009	2010	2008	2009	2010
Real GDP Growth (%)	2.4	2.4	2.5	0.6	1.9	3.7
CPI (%)	1.7	2.1	2.0	2.9	2.8	1.7
Short-term Interest Rate (%)	4.33	4.87	5.00	2.62	2.79	3.84
Long-term Interest Rate (%)	4.38	5.17	5.33	3.72	4.15	4.57
Canadian Dollar (US cents)	100.00	97.80	96.70	94.93	91.00	93.20

4  Mid-Year Report 2008-09/ Budget Update

COMMODITY PRICES AND PRODUCTION

In the 2008-09 Budget, the price of West Texas Intermediate (WTI) oil was anticipated to average US$85.00 per barrel in 2008 and US$80.00 per barrel in 2009.

During the first half of 2008, the price of crude oil increased from an average of US$92.93 per barrel in January to US$134.02 in June due to rising global demand, low inventories and tight supply. The price of crude oil has decreased recently owing to the financial turmoil and associated global recession fears.

Oil prices averaged approximately US$113.29 per barrel in the first nine months of the year. The WTI oil price is currently expected to average US$102.17 per barrel in 2008 and US$77.00 per barrel in 2009.

Total oil production is expected to be 155.0 million barrels in 2008 and 157.6 million barrels in 2009.

Similarly, the price of natural gas went up from an average of $6.72 per gigajoule (GJ) in January to $9.99 per GJ in July but softened to $6.58 per GJ in September of this year. Thus far, the price of natural gas has averaged $8.13 per GJ, $1.88 per GJ more than the average price of $6.25 per GJ assumed for 2008 at budget. The price of natural gas is now anticipated to average $7.71 per GJ in 2008 and $7.32 per GJ in 2009.

In the 2008-09 Budget, potash prices were expected to average $331.64 in 2008 and $346.31 in 2009. Due to rising demand, especially from China, India and Brazil, potash prices in both the domestic and offshore markets increased significantly since the 2008-09 Budget. Potash prices are now anticipated to average $670.34

NON-RENEWABLE RESOURCE PRICES

	2008-09 Budget			2008-09 Mid-Year
	2008	2009	2010	2008	2009	2010
WTI Oil (US$ per barrel)	85.00	80.00	70.00	102.17	77.00	72.35
Natural Gas (C$ per GJ)	6.25	6.90	7.00	7.71	7.32	7.80
Potash (C$ per K20 tonne)	331.64	346.31	355.02	670.34	1,006.00	1,024.63
Source: Ministry of Energy and Resources

Mid-Year Report 2008-09/ Budget Update   5

per tonne in 2008 and $1,006.00 per tonne in 2009.

Potash production rebounded significantly since 2006 and rose from 7.9 million tonnes to 10.3 million tonnes in 2007 due to increased sales to China. Potash production capacity is expected to rise when several mine expansion projects are completed. Potash production is expected to increase to approximately 11.8 million tonnes by 2010.

In the 2008-09 Budget, wheat prices were expected to average $300.00 per tonne in 2008 and $291.76 in 2009 while the price of canola was anticipated to average $405.00 and $393.59 per tonne, respectively. Barley was projected to average $161.87 per tonne in 2008 and $154.35 per tonne in 2009.

Grain prices have softened lately due to the increase in world supply and weaker world demand.

The price of wheat is now expected to average $255.00 in 2008. In addition, canola and barley prices are now expected to average $410.00 and $145.00 per tonne, respectively.

Saskatchewan farmers are expected to harvest 27.8 million tonnes of crop this year, about 17.9 per cent higher than last year and 16.7 per cent above the 10-year average.

MAJOR CROP PRICES*

	2008-09 Budget			2008-09 Mid-Year
C$ per tonne	2008	2009	2010	2008	2009	2010
Wheat	300.00	291.76	283.52	255.00	220.00	230.00
Canola	405.00	393.59	382.18	410.00	380.00	385.00
Barley	161.87	154.35	146.83	145.00	140.00	145.00
* Crop year basis. Source: Ministry of Agriculture

6  Mid-Year Report 2008-09/ Budget Update

SASKATCHEWAN’S ECONOMIC OUTLOOK

2008 YEAR-TO-DATE INDICATORS

As was expected in the 2008-09 Budget, 2008 is turning out to be another banner year for the province’s economy, driven in large part by population and employment growth as well as high commodity prices. Year-to-date growth in most key economic indicators is in the double digits.

GDP GROWTH OUTLOOK

While higher non-renewable resource prices in 2008 were assumed in the budget forecast earlier this year, the extent of the rise in oil and potash prices in particular this year has been much larger than expected, as was shown earlier.

As such, the forecast for 2008 nominal GDP growth has been revised upwards considerably, from 9.8 per cent to 32.3 per cent. Nominal GDP growth in 2009 is anticipated to ease to roughly 1.6 per cent as most commodity prices are assumed to come down from 2008 levels.

2008 SASKATCHEWAN ECONOMIC INDICATORS
(Per cent Change Unless Noted Otherwise)

	Change (year-to-date)	January through
Volume of oil production	2.6	Jul
Value of oil sales	88.8	Jul
Volume of natural gas production	-8.0	Jul
Value of natural gas sales	13.7	Jul
Total oil and gas wells drilled	15.4	Sep
Volume of potash production	-3.8	Apr
Value of potash sales	68.0	Feb
Employment growth (000s)	10.0	Oct
Unemployment rate (%)	4.2	Oct
Value of manufacturing shipments	20.8	Aug
International exports	58.9	Aug
Retail sales	13.0	Aug
Wholesale trade	44.1	Aug
New vehicle sales	10.9	Aug
Value of building permits	34.5	Aug
Housing starts	19.9	Sep

Mid-Year Report 2008-09/ Budget Update   7

FORECAST SUMMARY
(Per Cent Change Unless Noted Otherwise)

	2008-09 Budget			2008-09 Mid-Year
	2008	2009	2010	2008	2009	2010
Nominal GDP	9.8	4.8	2.7	32.3	1.6	1.9
Real GDP	2.9	2.3	2.2	4.4	3.5	2.0
CPI	2.3	1.8	2.0	3.3	2.9	2.8
Employment growth (000s)	6.2	4.8	4.8	9.5	17.4	10.1
Unemployment rate (%)	4.1	4.1	4.2	4.3	4.1	3.5
Retail Sales	7.2	4.4	4.4	13.0	9.7	7.4

Real GDP growth for the current year has also been revised upwards, from 2.9 per cent to 4.4 per cent. Higher-than-expected business investment and consumption spending, and a better-than-expected harvest, are the primary reasons.

For 2009, real GDP growth should remain robust at 3.5 per cent, amid continued population and employment gains, increased government investments in infrastructure, and solid growth in consumer spending (helped out by the recently announced historic income tax reductions).

On average, the private sector is currently forecasting 3.4 per cent growth for Saskatchewan’s economy this year, and about 2.8 per cent and 2.4 per cent in 2009 and 2010, respectively.

Among all 10 provinces, Saskatchewan’s economy is expected to record the highest level of growth this year and next.

8  Mid-Year Report 2008-09/ Budget Update

EMPLOYMENT OUTLOOK

The employment outlook has improved since the last forecast due to higher-than-expected activity in both the mining and construction sectors. For 2008, 9,500 jobs are forecast to be created, up 3,300 from the previous forecast.

For 2009, roughly 17,000 new jobs are expected. The construction sector will likely lead the way in terms of job creation in 2009, given the planned increase in government infrastructure investment. The unemployment rate is expected to average 4.3 per cent this year, and fall to 4.1 per cent in 2009.

PERSONAL INCOME OUTLOOK

Strong employment and wage growth and higher-than-expected farm income are expected to lead to solid overall personal income growth this year and next. In 2008, personal disposable income is forecast to jump 16.3 per cent. A further 4.4 per cent increase is expected in 2009.

Realized net farm income alone this year and next should far exceed previous years’ levels in large part due to higher grain prices.

CONCLUSION

Interestingly, while the real GDP growth forecast for Saskatchewan for this year and next has improved since the budget was announced in March, forecasts for many other economies around the globe have been revised downwards, in light of the recent financial crisis.

That is not to say that Saskatchewan is immune. Exports are a considerable component of Saskatchewan GDP, and a

Mid-Year Report 2008-09/ Budget Update   9

further downturn globally may well have a more measurable impact on the provincial economy. The buffer for now for the Saskatchewan economy is domestic demand, consisting of consumption, government spending and business investment. These components of the province’s GDP have been the main drivers of growth of late and all are anticipated to remain sound in light of the global slowdown.

However, unforeseen commodity price fluctuations and/or declines and increasingly tight credit markets could present a downside risk to business investment spending in the province. As well, the current forecast assumes labour supply will grow to meet the demand for workers, whether it is via increases in the participation rate or population growth.

Another downside risk to the growth forecast is the impact recent global events may have on consumer confidence. Wage and job growth are expected over the forecast period, which should fuel consumption, yet a sizable loss in consumer confidence over the forecast period may well have a negative effect on retail spending and thus economic growth.

10  Mid-Year Report 2008-09/ Budget Update

Financial Overview

OVERVIEW

The 2008-09 Budget estimated a General Revenue Fund (GRF) surplus of $250 million.

At mid-year:

•	revenue is up $2,893.7 million or 30.9 per cent from budget (down $203.2 million from first quarter);

•	operating expense is up $531.9 million or 6.2 per cent from budget (up $179.5 million from first quarter); and,

•	interest costs are down $25 million from budget (unchanged from first quarter).

The resulting pre-transfer surplus is $2,636.4 million – an increase of $2,386.8 million from the budgeted $249.6 million pre-transfer surplus.

One-half of the pre-transfer surplus ($1,318.2 million) will be transferred to the Growth and Financial Security Fund (GFSF), and $1.0 billion will be transferred from the GFSF to the GRF for debt reduction, leaving a projected GRF surplus of $2,318.2 million.

Government debt is projected to be $4.2 billion, reflecting the application of the $641.4 million surplus from 2007-08, improvements in the 2008-09 outlook and $1.0 billion from the GFSF to debt reduction. This represents a reduction in government total debt of almost 40 per cent from March 31, 2008.

2008-09 GRF FORECAST OVERVIEW

	Budget	1st Quarter	Mid-Year	Change from
(millions of dollars)	Estimate	Forecast	Projection	Budget	1st Quarter
Revenue	$9,366.5	$12,463.4	$12,260.2	$2,893.7	$(203.2)
Operating Expense*	8,581.9	8,934.3	9,113.8	531.9	179.5
Operating Surplus	784.6	3,529.1	3,146.4	2,361.8	(382.7)
Debt Servicing	535.0	510.0	510.0	(25.0)	--
Pre-Transfer Surplus	249.6	3,019.1	2,636.4	2,386.8	(382.7)
Transfer to GFSF	(124.8)	(1,509.6)	(1,318.2)	(1,193.4)	191.3
Transfer from GFSF	125.2	--	1,000.0	874.8	1,000.0
Net Transfer from (to) GFSF	0.4	(1,509.6)	(318.2)	(318.6)	1,191.4
Surplus	$250.0	$1,509.6	$2,318.2	$2,068.2	$808.7
* Budget Estimate includes $10.4 million provided to the Ministry of Municipal Affairs by Further Estimates
GFSF Balance**	$1,634.0	3,143.6	1,952.2	318.2	(1,191.4)
** 2008-09 opening balance = $1,634.0 million.

Mid-Year Report 2008-09/ Budget Update   11

GRF REVENUE

2008-09 GRF REVENUE UPDATE

Total GRF revenue is forecast to be $12.3 billion at mid-year. This is a decrease of $203.2 million since the first quarter update, but still $2.9 billion more than the 2008-09 Budget. The decrease since the first quarter update reflects recent tax reduction measures that will reduce 2008-09 revenue by $334.0 million, partially offset by net forecast increases totaling $130.8 million.

Before the impact of the tax reduction package, total tax revenue is forecast to be $203.1 million above the first quarter update ($339.1 million above budget) due to:

•	a $163.1 million increase in Individual Income Tax revenue reflecting stronger-than-anticipated taxable income growth in 2007, which increases both the prior-year adjustment for the 2007 tax year and installment payments for the 2008 tax year; and,

•	a further $40.0 million increase in Corporation Capital Tax (CCT) revenue primarily due to continued strength in year-to-date revenue as the result of high resource prices.

The fall 2008 tax reduction package is estimated to reduce revenue by $334.0 million, leaving total tax revenue $130.9 million lower than the first quarter update ($5.1 million higher than budget.)

Total non-renewable resource revenue is forecast to be only $87.6 million lower than the first quarter update ($2.5 billion more than the 2008-09 Budget) despite the dramatic decline in the price of West Texas Intermediate (WTI) oil since July.

2008-09 REVENUE CHANGE, BY CATEGORY

(millions of dollars)	Change	Total
Total Revenue - Budget Estimate		$9,366.5
1st Quarter Total Change		+ 3,096.9
Total Revenue - 1st Quarter Forecast		$12,463.4
2nd Quarter Forecast Adjustments
Tax Revenue (prior to tax reduction package)	+ 203.1
Oil	- 191.3
Crown Land Sales	+ 83.8
Potash	+ 67.2
Other Non-Renewable Resources	- 47.3
Other Net Changes	+ 15.3
Total Forecast Adjustments	+ 130.8
Fall 2008 Tax Reduction Package	- 334.0
2nd Quarter Total Change		- 203.2
Total Change from Budget to Mid-Year		+ 2,893.7
Total Revenue - Mid-Year Projection		$12,260.2

12  Mid-Year Report 2008-09/ Budget Update

Specifically, the decrease since first quarter is due to:

•	a $191.3 million decrease in oil revenue due primarily to a lower WTI oil price forecast, a lower forecast for the average exchange rate in 2008-09 and a smaller light-heavy differential;

•	a $39.2 million decrease in natural gas revenue due to a lower average price projection;

•	a $67.2 million increase in potash revenue reflecting higher prices due to tight market conditions and a weaker Canadian dollar;

•	a further $83.8 million increase in Crown land sales reflecting actual year-to-date land sales and continued industry interest; and,

•	an $8.1 million decrease in other non-renewable resource revenue.

Other own-source revenue, including transfers from Crown entities, is up $10.9 million since the first quarter largely due to an increase in the projected SLGA transfer.

Transfers from Canada are virtually unchanged since the first quarter forecast, up $4.4 million.

It is important to note, though, that GRF revenue faces further risks and opportunities in the latter half of 2008-09 due to continued financial market volatility, growing concern over global economic growth and the resulting impacts on global demand, commodity prices, the value of the Canadian dollar and consumer confidence. External events that reduce the current economic outlook or quickly turn economic sentiment positive will lead to further GRF revenue impacts in 2008-09.

UPDATES TO THE NON-RENEWABLE RESOURCE FORECAST

Over the April to September period, WTI oil averaged close to US$121 per barrel and the Canadian dollar averaged 97.5 US cents.

Since closing at US$145.29 per barrel on July 3, WTI oil prices dropped to as low as US$62.73 in late October. On its own, this would cause a large drop in oil revenue. But the decrease in crude oil prices has

Mid-Year Report 2008-09/ Budget Update   13

been accompanied by a large drop in the value of the Canadian dollar, from close to parity in early July to as low as 77.6 US cents in late October. A lower exchange rate results in a higher price received by Saskatchewan producers in Canadian dollars, all else equal.

The mid-year non-renewable forecast relies on the following assumptions, consistent with recent private sector forecasts and October results:

•	an average WTI oil price of US$93.95 per barrel in 2008-09, including an average of approximately US$67 over the second half of the fiscal year; and,

•	an average exchange rate of 91.26 US cents in 2008-09, including an average of approximately 85 US cents over the second half of the fiscal year.

In addition, the light-heavy differential is smaller than expected, reflecting a relatively smaller price decline for heavy crude oil. As a result of all these factors, the decrease in the projected Saskatchewan well-head price in 2008-09 since the first quarter update is not as large as the decrease in the benchmark WTI oil price.

Along with oil, natural gas prices have also declined since the first quarter update, although the impact of this decline is small given the relative size of natural gas royalties. The well-head price is forecast to average $7.81 per gigajoule (GJ) in 2008-09, down from $9.35 per GJ at first quarter. This price is still higher than the budget assumption of $6.55 per GJ.

Potash prices remain high and the outlook for 2008-09 potash royalties is strong. Recent financial information released by the Saskatchewan potash industry shows that average prices over the second quarter were approximately triple what they were one year ago, consistent with the mid-year assumptions. Potash royalties remain on track to reach the current $1.4 billion forecast.

Finally, the first four land sales of 2008-09 have generated $874.3 million due to highly competitive bidding for Saskatchewan land. Despite the recent decline in oil prices, the 2008-09 forecast has been increased from $992.2 million at first quarter to $1,076.0 million as the two remaining sales are anticipated to generate an average of $100.9 million per sale.

2008-09 KEY NON-RENEWABLE RESOURCE ASSUMPTIONS

	Budget	1st Quarter	Mid-Year
WTI Oil Price (US$ per barrel)	82.36	119.78	93.95
Exchange Rate (US cents)	99.45	99.56	91.26
Well-head Oil Price (C$ per barrel)	57.18	86.77	78.42
Total Oil Revenue ($Millions)	1,054.6	1,799.8	1,608.5
Average Potash Price (C$ per K2O tonne)	335.28	718.48	754.23
Total Potash Revenue ($Millions)	352.6	1,359.8	1,427.0

14  Mid-Year Report 2008-09/ Budget Update

GRF OPERATING EXPENSE

At mid-year, provincial operating expense is projected to be $531.9 million above the 2008-09 Budget. The majority of the change is in the following areas.

•	A transfer to Crown Investments Corporation of Saskatchewan (CIC) of $240.0 million for federal carbon capture funding.

•	Advanced Education, Employment and Labour is up $106.1 million from budget, primarily related to a capital transfer increase for the Academic Health Sciences Centre.

•	Health is up $80.0 million from budget, primarily due to increased funding for regional health authorities for costs related to the settlement with nurses and new Saskatchewan Cancer Agency diagnostic imaging equipment.

•	Agriculture is up $29.4 million from budget, primarily related to an increase in projected crop insurance premiums, the transfer of Agri-Stability Program administration to provincial control and the funding of a gopher control rebate program.

•	First Nations and Métis Relations is up $19.6 million from budget, primarily related to higher transfers to gaming trusts due to increased gaming revenue.

•	Corrections, Public Safety and Policing is up $18.2 million from budget, primarily due to increases for claims under the Provincial Disaster

2008-09 OPERATING EXPENSE CHANGE, BY MINISTRY

(millions of dollars)	Change	Total
Operating Expense - Budget Estimate*		$8,581.9
Operating Expense - Forecast Changes
CIC Transfer for Carbon Capture Trust	+ 240.0
Advanced Education, Employment and Labour	+ 106.1
Health	+ 80.0
Agriculture	+ 29.4
First Nations and Métis Relations	+ 19.6
Corrections, Public Safety and Policing	+ 18.2
Social Services	+ 14.4
Education	+ 9.5
Enterprise Saskatchewan	+ 6.1
Justice and Attorney General	+ 3.5
Energy and Resources	+ 2.1
Environment	+ 1.5
Education - Teachers' Pensions and Benefits	+ 0.9
Other Net Changes	+ 0.6
Total Change from Budget to Mid-Year		+ 531.9
Operating Expense - Mid-Year Projection		$9,113.8
* Budget Estimate includes $10.4 million provided to the Ministry of Municipal Affairs by Further Estimates

Mid-Year Report 2008-09/ Budget Update   15

Assistance Program, adult corrections inmate count management and higher Information Technology Office costs.

•	Social Services is up $14.4 million from budget, primarily due to increases for community-based organizations and Seniors Income Plan enhancements.

•	Education is up $9.5 million from budget, primarily due to increases for community-based organizations, the Single Integrated Library Information System and the enhancement of CommunityNet and the E-Learning Satellite Network.

•	Enterprise Saskatchewan is up $6.1 million from budget, primarily due to flow-through funding from the federal government related to the Community Development Trust, Enterprise Saskatchewan start-up and operating costs, and Hydrogen Technologies Corp project funding.

•	Justice and Attorney General is up $3.5 million from budget, primarily due to increased workloads.

•	Energy and Resources is up $2.1 million from budget, primarily due to flow-through funding from the federal government related to the Community Development Trust, for research and market analysis on value added forestry products.

•	Environment is up $1.5 million from budget, primarily due to an increase related to the Traffic Alert and Collision Avoidance Systems.

•	Education – Teachers’ Pensions and Benefits is up $0.9 million from budget, primarily due to an increase in the statutory requirements of the Saskatchewan Teachers’ Retirement Plan.

2008-09 OPERATING EXPENSE CHANGES FROM 1ST QUARTER

(millions of dollars)	Change	Total
Operating Expense - Budget Estimate*		$8,581.9
1st Quarter Total Change		+ 352.4
Operating Expense - 1st Quarter Forecast		$8,934.3
Fall Announcements / Forecast Changes
Academic Health Sciences	+ 100.0
Disaster assistance	+ 9.3
Agri-Stability Program	+ 9.0
Actual 2007-08 gaming results	+ 6.6
Shelter rate increase	+ 6.3
Community-based organizations 7% increase	+ 6.0
Seniors Income Plan enhancements	+ 4.6
Other Net Changes	+ 37.7
2nd Quarter Total Change		+ 179.5
Total Change from Budget to Mid-Year		+ 531.9
Operating Expense - Mid-Year Projection		$9,113.8
* Budget Estimate includes $10.4 million provided to the Ministry of Municipal Affairs by Further Estimates

16  Mid-Year Report 2008-09/ Budget Update

INTEREST COSTS

At mid-year, interest costs are projected to be down $25.0 million from budget, mainly due to reduced in-year borrowing requirements.

GROWTH AND FINANCIAL SECURITY FUND

The 2008-09 Budget included a net transfer of $0.4 million from the GFSF.

At mid-year, one-half of the $2,636.4 million pre-transfer GRF surplus will be transferred to the GFSF. A transfer of $1.0 billion from the GFSF to the GRF has been made for the purpose of debt reduction. Combined, these GFSF transfers yield a projected net transfer of $318.2 million from the GRF to the GFSF.

The year-end balance in the GFSF is projected to be $1,952.2 million, an increase of $318.2 million from 2008-09 opening balance of $1,634.0 million.

2008-09 GROWTH AND FINANCIAL SECURITY FUND CHANGES

(millions of dollars)
GFSF Opening Balance - March 31, 2008	$1,634.0
Changes to Mid-Year
Allocation of 50% of projected 2008-09 pre-transfer surplus	+ 1,318.2
Additional Debt Payment	- 1,000.0
Total Change	+ 318.2
GFSF Mid-Year Projection - March 31, 2009	$1,952.2

Mid-Year Report 2008-09/ Budget Update   17

Borrowing and Debt

GENERAL REVENUE FUND DEBT

The GRF borrows for government and Crown corporations.

Public debt as reported in the Province’s financial statements is composed of:

•	Gross Debt - the amount of money owed to lenders; less

•	Sinking Funds – the amount of money which has been set aside for the repayment of debt.

Total debt, or public debt plus guaranteed debt, is used by most members of the financial community when analyzing creditworthiness.

•	Guaranteed Debt – the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

Total debt is used in this Report. As shown below, the total debt of the GRF at March 31, 2009 is currently projected to be $8.1 billion, a decrease of $2.2 billion from March 31, 2008.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt. Crown corporation total debt is projected to be $3.9 billion – an increase of $467.8 million from March 31, 2008.

Government total debt is projected to be to be $4.2 billion – a decrease of $2.7 billion from March 31, 2008.

The decrease is largely due to the combined effects of the 2007-08 surplus, the improvement in the 2008-09 surplus and a $1.0 billion transfer from the GFSF. The $2.7 billion decrease in government debt represents a 38.8 per cent decrease from March 31, 2008.

GRF TOTAL DEBT
As at March 31, 2009

		1st Quarter	Mid-Year	Change from
(millions of dollars)	31-Mar-08	Forecast	Projection	31-Mar-08	1st Quarter
Crown Corporation Total Debt	$3,395.2	$3,888.0	$3,863.0	$467.8	$(25.0)
Government Total Debt	6,848.7	4,697.7	4,192.2	(2,656.5)	(505.5)
GRF Total Debt	$10,243.9	$8,585.7	$8,055.2	$(2,188.7)	$(530.5)

18  Mid-Year Report 2008-09/ Budget Update

BORROWING

The Province borrows through the sale of securities in capital markets and through the sale of savings bonds to Saskatchewan residents.

The Province’s 2008-09 borrowing requirements are projected to be $10.8 million higher than estimated in the budget due to higher requirements for Crown corporations ($383.5 million), largely offset by lower requirements for government purposes ($372.7 million).

The increase in borrowing by Crown corporations is largely attributable to increased requirements for SaskPower. This is due to a timing difference with respect to amounts that were expected to be borrowed last year, as well as acceleration and increased capital expenditures associated with new generation and related projects.

Government borrowing requirements have declined dramatically due to the large increase in the 2008-09 surplus over the budgeted amount.

GRF Borrowing Requirements

(thousands of dollars)	Budget Estimate	Mid-Year Projection	Change from Budget
Borrowing for Crown Corporations

Agricultural Credit Corporation of Saskatchewan	$3,000	$--	$(3,000)
Municipal Financing Corporation
of Saskatchewan	37,500	37,500	--
Saskatchewan Crop Insurance Corporation	1,600	--	(1,600)
Saskatchewan Opportunities Corporation	26,000	23,684	(2,316)
Saskatchewan Power Corporation	243,000	627,100	384,100
Saskatchewan Telecommunications
Holding Corporation	158,100	78,700	(79,400)
Saskatchewan Water Corporation	12,600	11,400	(1,200)
SaskEnergy Incorporated	53,100	140,000	86,900
Borrowing for Crown Corporations	$534,900	$918,384	$383,484
Borrowing for Government	375,969	3,321	(372,648)
Total Borrowing Requirements	$910,869	$921,705	$10,836

Mid-Year Report 2008-09/ Budget Update   19

20  Mid-Year Report 2008-09/ Budget Update

GENERAL REVENUE FUND
FINANCIAL TABLES

Statement of Revenue

Statement of Expense

Statement of Debt

Mid-Year Report 2008-09/ Budget Update   21

GENERAL REVENUE FUND

Statement of Revenue

	(thousands of dollars)
	Budget	1st Quarter	Mid-Year	Change from
	Estimate	Forecast	Projection	Budget	1st Quarter
Corporation Capital	$444,100	$464,100	$504,100	$60,000	$40,000
Corporation Income	616,500	616,500	616,500	--	--
Fuel	413,300	413,300	413,300	--	--
Individual Income	1,932,000	1,932,000	2,095,100	163,100	163,100
Sales	979,800	1,087,300	1,087,300	107,500	--
Tobacco	183,800	192,300	192,300	8,500	--
Other	109,500	109,500	109,500	--	--
Less: Fall 2008 Tax Reduction Package*	--	--	(334,000)	(334,000)	(334,000)
Taxes	$4,679,000	$4,815,000	$4,684,100	$5,100	$(130,900)
Crown Land Sales	$192,500	$992,200	$1,076,000	$883,500	$83,800
Natural Gas	118,000	183,600	144,400	26,400	(39,200)
Oil	1,054,600	1,799,800	1,608,500	553,900	(191,300)
Potash	352,600	1,359,800	1,427,000	1,074,400	67,200
Other	189,200	147,000	138,900	(50,300)	(8,100)
Non-Renewable Resources	$1,906,900	$4,482,400	$4,394,800	$2,487,900	$(87,600)
Crown Investments Corporation of Saskatchewan	$185,000	$185,000	$185,000	$--	$--
- Special Dividend	365,000	365,000	365,000	--	--
Saskatchewan Liquor and Gaming Authority	383,600	401,700	419,400	35,800	17,700
Other Enterprises and Funds	34,800	34,800	36,400	1,600	1,600
Transfers from Crown Entities	$968,400	$986,500	$1,005,800	$37,400	$19,300
Fines, Forfeits and Penalties	$10,200	$10,200	$11,300	$1,100	$1,100
Interest, Premium, Discount and Exchange	92,400	151,300	141,600	49,200	(9,700)
Motor Vehicle Fees	141,500	141,500	141,500	--	--
Other Licences and Permits	34,700	34,700	34,700	--	--
Sales, Services and Service Fees	91,100	93,500	95,700	4,600	2,200
Transfers from Other Governments	16,800	16,800	14,800	(2,000)	(2,000)
Other	40,000	40,000	40,000	--	--
Other Revenue	$426,700	$488,000	$479,600	$52,900	$(8,400)
Own-Source Revenue	$7,981,000	$10,771,900	$10,564,300	$2,583,300	$(207,600)
Canada Health Transfer	$810,900	$810,900	$810,900	$--	$--
Canada Social Transfer	335,000	335,000	335,000	--	--
Other	239,600	545,600	550,000	310,400	4,400
Transfers from the Government of Canada	$1,385,500	$1,691,500	$1,695,900	$310,400	$4,400
Revenue	$9,366,500	$12,463,400	$12,260,200	$2,893,700	$(203,200)
* Includes the impact of the Low-Income Tax Credit and changes in Personal Income Tax credits announced on October 21, 2008.

22  Mid-Year Report 2008-09/ Budget Update

GENERAL REVENUE FUND

Statement of Expense

	(thousands of dollars)
	Budget	1st Quarter	Mid-Year	Change from
	Estimate	Forecast	Projection	Budget	1st Quarter
Executive Branch of Government
Advanced Education, Employment and Labour	$761,014	$761,014	$867,125	$106,111	$106,111
Agriculture	302,805	325,365	332,250	29,445	6,885
Corrections, Public Safety and Policing	291,878	296,145	310,065	18,187	13,920
Education	992,231	992,881	1,001,698	9,467	8,817
- Teachers' Pensions and Benefits	194,083	194,083	195,014	931	931
Energy and Resources	38,551	38,551	40,690	2,139	2,139
Enterprise and Innovation	60,131	61,525	60,158	27	(1,367)
Enterprise Saskatchewan*	--	--	6,087	6,087	6,087
Environment	186,167	186,167	187,666	1,499	1,499
Executive Council	8,716	8,716	8,716	--	--
Finance	44,256	44,256	44,256	--	--
- Public Service Pensions and Benefits	254,278	254,278	254,278	--	--
First Nations and Métis Relations	70,336	83,363	89,979	19,643	6,616
Government Services	13,450	13,450	13,450	--	--
Health	3,745,333	3,815,333	3,825,333	80,000	10,000
Highways and Infrastructure	372,090	372,090	372,090	--	--
Information Technology Office	5,401	5,401	5,401	--	--
Intergovernmental Affairs	3,538	3,538	3,538	--	--
Justice and Attorney General	129,542	129,542	132,997	3,455	3,455
Municipal Affairs**	251,220	251,220	251,220	--	--
Office of the Provincial Secretary	4,153	4,153	4,153	--	--
Public Service Commission	36,621	36,621	36,621	--	--
Saskatchewan Research Council	12,082	12,082	12,082	--	--
Social Services	631,446	631,446	645,826	14,380	14,380
Tourism, Parks, Culture and Sport	136,858	136,858	136,858	--	--
CIC Transfer for Carbon Capture Trust	--	240,000	240,000	240,000	--
Legislative Branch of Government
Chief Electoral Officer	1,071	1,295	1,295	224	--
Children's Advocate	1,531	1,531	1,531	--	--
Conflict of Interest Commissioner	151	151	151	--	--
Information and Privacy Commissioner	822	822	822	--	--
Legislative Assembly	22,931	23,174	23,169	238	(5)
Ombudsman	2,068	2,075	2,123	55	48
Provincial Auditor	7,126	7,126	7,126	--	--
Operating Expense **	$8,581,880	$8,934,252	$9,113,768	$531,888	$179,516
Debt Servicing	535,000	510,000	510,000	(25,000)	--
Expense **	$9,116,880	$9,444,252	$9,623,768	$506,888	$179,516
* Enterprise Saskatchewan was established as a special operating agency by The Enterprise Saskatchewan Act.
** Budget Estimate includes $10.4 million provided to the Ministry of Municipal Affairs by Further Estimates

Mid-Year Report 2008-09/ Budget Update   23

GENERAL REVENUE FUND

Statement of Debt

	(thousands of dollars)
		As at March 31, 2009		Mid-Year
	31-Mar-08	1st Quarter Forecast	Mid-Year Projection	Change from 31-Mar-08
Crown Corporation Public Debt
Information Services Corporation
of Saskatchewan	$13,547	$13,547	$13,547	$--
Investment Saskatchewan Inc.	3,919	--	--	(3,919)
Municipal Financing Corporation
of Saskatchewan	25,764	62,976	62,969	37,205
Saskatchewan Crop Insurance Corporation	72,158	19,392	4,740	(67,418)
Saskatchewan Housing Corporation	34,075	33,001	32,195	(1,880)
Saskatchewan Opportunities Corporation	31,844	54,128	49,728	17,884
Saskatchewan Power Corporation	2,173,311	2,521,383	2,535,039	361,728
Saskatchewan Telecommunications
Holding Corporation	289,698	359,755	341,375	51,677
Saskatchewan Water Corporation	40,118	50,318	50,060	9,942
SaskEnergy Incorporated	709,894	772,652	772,570	62,676
Crown Corporation Public Debt	$3,394,328	$3,887,152	$3,862,223	$467,895
Government Public Debt	6,824,323	4,652,384	4,146,880	(2,677,443)
Public Debt	$10,218,651	$8,539,536	$8,009,103	$(2,209,548)
Guaranteed Debt	25,227	46,139	46,139	20,912
Total Debt	$10,243,878	$8,585,675	$8,055,242	$(2,188,636)
Crown Corporation Gross Debt	$3,759,538	$4,269,781	$4,258,981	$499,443
Crown Corporation Sinking Funds	(365,210)	(382,629)	(396,758)	(31,548)
	$3,394,328	$3,887,152	$3,862,223	$467,895
Crown Corporation Guaranteed Debt	862	821	821	(41)
Crown Corporation Total Debt	$3,395,190	$3,887,973	$3,863,044	$467,854
Government Gross Debt	$7,818,371	$7,368,239	$7,327,039	$(491,332)
Government Sinking Funds	(994,048)	(2,715,855)	(3,180,159)	(2,186,111)
	$6,824,323	$4,652,384	$4,146,880	$(2,677,443)
Government Guaranteed Debt	24,365	45,318	45,318	20,953
Government Total Debt	$6,848,688	$4,697,702	$4,192,198	$(2,656,490)
Total Debt	$10,243,878	$8,585,675	$8,055,242	$(2,188,636)

24  Mid-Year Report 2008-09/ Budget Update

SUMMARY FINANCIAL STATEMENT
INFORMATION

INTRODUCTION

Summary financial information provides an accounting of the full nature and extent of the financial affairs and resources which the Government controls. This information consolidates the financial transactions of the GRF, Crown corporations, agencies, boards and commissions.

SUMMARY STATEMENT OF SURPLUS

The summary statement balance is currently projected to be $3,103.4 million, an improvement of $3,236.5 million from the budgeted deficit of $133.1 million.

SUMMARY STATEMENT OF TOTAL DEBT

GRF total debt includes all debt borrowed or guaranteed by the GRF for either government purposes or the purposes of certain Crown corporations. Some Crown corporations and other organizations have obligations to other entities, either by borrowing directly or by guaranteeing the debt of others.

The GRF is not responsible for this other debt. The Summary Statement of Debt calculates the total debt of government entities by listing both GRF debt and other debt.

2008-09 SUMMARY FINANCIAL SURPLUS/(DEFICIT)

(millions of dollars)
2008-09 Summary Financial Surplus/(Deficit) - Budget Estimate		$(133.1)
Changes from Budget
Treasury Board Organizations		+ 2,365.2
General Revenue Fund	+ 2,068.2
Growth and Financial Security Fund	+ 318.6
Pension Adjustment	- 27.6
Other Treasury Board Organizations	+ 6.0
CIC Board Organizations		+ 732.5
Not-for-Profit Insurance Organizations		+ 138.8
Total Change from Budget		+ 3,236.5
2008-09 Summary Financial Surplus/(Deficit) - Mid-Year Projection		$3,103.4

Mid-Year Report 2008-09/ Budget Update   25

SUMMARY STATEMENT TOTAL DEBT
As at March 31, 2009

(millions of dollars)	31-Mar-08	Mid-Year Projection	Change
GRF Debt for Crown Corporations	$3,403.3	$3,863.0	$459.7
GRF Debt for Government	6,848.7	4,192.2	(2,656.5)
GRF Total Debt	$10,252.0	$8,055.2	$(2,196.8)
Other Debt	260.2	280.5	20.3
Summary Statement Total Debt	$10,512.2	$8,335.7	$(2,176.5)

26  Mid-Year Report 2008-09/ Budget Update

SUMMARY FINANCIAL STATEMENT
TABLES

Summary Statement of Surplus

Summary Statement of Debt

Mid-Year Report 2008-09/ Budget Update   27

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Surplus

	(millions of dollars)

	Estimated 2008-09 [1]	Forecast 2008-09	Change
Treasury Board Organizations [2]
General Revenue Fund (GRF)	$250.0	$2,318.2	$2,068.2
Growth and Financial Security Fund [3]	(0.4)	318.2	318.6
Agricultural Credit Corporation of Saskatchewan	2.8	2.5	(0.3)
Community Initiatives Fund	3.3	3.3	--
Liquor and Gaming Authority	383.6	419.4	35.8
Regional Colleges	(2.8)	2.4	5.2
Regional Health Authorities	139.9	151.9	12.0
Saskatchewan Agricultural Stabilization Fund	(5.6)	--	5.6
Saskatchewan Cancer Agency	(1.4)	(4.5)	(3.1)
Saskatchewan Communications Network Corporation	--	--	--
Saskatchewan Health Information Network	9.8	7.9	(1.9)
Saskatchewan Housing Corporation	--	--	--
Saskatchewan Institute of Applied Science and Technology	0.1	5.8	5.7
Saskatchewan Research Council	--	0.6	0.6
Saskatchewan Student Aid Fund	(15.7)	(16.8)	(1.1)
Saskatchewan Watershed Authority	(10.1)	(0.7)	9.4
Other Organizations	3.5	(22.6)	(26.1)
Interagency Accounting Adjustments	(45.3)	(45.3)	--
Adjustment to account for pension costs on an accrual basis	(281.4)	(309.0)	(27.6)
	$430.3	$2,831.3	$2,401.0
Dividends included in GRF surplus	(383.6)	(419.4)	(35.8)
Surplus (Deficit) of Treasury Board Organizations	$46.7	$2,411.9	$2,365.2
CIC Board Organizations [4]
Crown Investments Corporation (non-consolidated) [5]	$(30.3)	$(7.9)	$22.4
Information Services Corporation	14.2	23.2	9.0
Investment Saskatchewan Inc.	46.2	746.3	700.1
SaskEnergy Incorporated	63.4	60.8	(2.6)
Saskatchewan Gaming Corporation [6]	17.6	18.8	1.2
Saskatchewan Government Insurance	38.6	50.9	12.3
Saskatchewan Opportunities Corporation	3.2	4.2	1.0
Saskatchewan Power Corporation	131.0	88.6	(42.4)
Saskatchewan Telecommunications Holding Corporation	75.8	107.2	31.4
Saskatchewan Transporation Company	(0.8)	(1.1)	(0.3)
Saskatchewan Water Corporation	(0.3)	(0.1)	0.2
Other	(0.8)	(0.6)	0.2
	$357.8	$1,090.3	$732.5
Dividends included in GRF surplus	(550.0)	(550.0)	--
Retained Surplus of CIC Board Organizations	$(192.2)	$540.3	$732.5

Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(145.5)	$2,952.2	$3,097.7

28  Mid-Year Report 2008-09/ Budget Update

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Surplus

+
		(millions of dollars)

	Estimated 2008-09	Forecast 2008-09	Change

Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(145.5)	$2,952.2	$3,097.7
Not-for-Profit Insurance Organizations [7]
Saskatchewan Auto Fund	$(51.1)	$(17.3)	$33.8
Saskatchewan Crop Insurance Corporation	(20.9)	88.5	109.4
Crop Reinsurance Fund of Saskatchewan	47.5	66.5	19.0
Workers' Compensation Board (Saskatchewan)	36.9	13.5	(23.4)
Surplus (Deficit) of Not-for-Profit Insurance Organizations	$12.4	$151.2	$138.8

Surplus (Deficit)	$(133.1)	$3,103.4	$3,236.5
[1] Includes 2008-09 Further Estimates.
[2] The budgets of these organizations are subject to Treasury Board review and include any transfers from the GRF.
[3] The Growth and Financial Security Fund was established in 2008-09 and replaces the Fiscal Stabilization Fund and the Saskatchewan Infrastructure Fund.
[4] The budgets of these organizations are on a calendar year basis and may include grants from CIC.
[5] Excludes dividend revenue from subsidiaries.
[6] In 2007, the Saskatchewan Gaming Corporation's (SGC) Act was amended placing it under the management of the CIC Board and changing its year end from March 31 to December 31 effective April 1, 2008. One half of the corporation's net income is paid to the GRF for the First Nations Trust, the Métis Development Fund and the Community Initiatives Fund and will now be classified as an expense rather than a dividend as in prior years.
[7] These insurance organizations establish rates and fees that will allow them to be actuarially sound over the long term.

Mid-Year Report 2008-09/ Budget Update   29

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Debt

	(thousands of dollars)
		Mid-Year			Mid-Year change from
	31-Mar-08	GRF Debt	Other Debt	Debt	31-Mar-08
Treasury Board Organizations
Government Public Debt	$6,824.3	$4,146.9	$--	$4,146.9	$(2,677.4)
Municipal Financing Corporation	$25.8	$63.0	$--	$63.0	$37.2
of Saskatchewan	--	--	--	--	--
Regional Health Authorities	81.3	--	85.7	85.7	4.4
Saskatchewan Housing Corporation	46.2	32.2	11.2	43.4	(2.8)
Other Treasury Board Organizations	2.1	--	2.2	2.2	0.1
Public Debt of Other
Treasury Board Organizations	$155.4	$95.2	$99.1	$194.3	$38.9
Public Debt of Treasury Board Organizations	$6,979.7	$4,242.1	$99.1	$4,341.2	$(2,638.5)
CIC Board Organizations
Information Services Corporation
of Saskatchewan	$13.5	$13.5	$--	$13.5	$--
Investment Saskatchewan Inc.	44.4	--	54.2	54.2	9.8
Saskatchewan Gaming Corporation	24.2	--	19.4	19.4	(4.8)
Saskatchewan Opportunities Corporation	31.8	49.7	--	49.7	17.9
Saskatchewan Power Corporation	2,259.3	2,535.0	83.4	2,618.4	359.1
Saskatchewan Telecommunications	297.0	341.4	7.0	348.4	51.4
Saskatchewan Water Corporation	40.1	50.1	--	50.1	10.0
SaskEnergy Incorporated	716.6	772.6	7.6	780.2	63.6
Public Debt of CIC Board Organizations	$3,426.9	$3,762.3	$171.6	$3,933.9	$507.0
Not-for-Profit Insurance Organizations
Saskatchewan Crop Insurance
Corporation	72.2	4.7	--	4.7	(67.5)
Public Debt of Not-for-Profit
Insurance Organizations	$72.2	$4.7	$--	$4.7	$(67.5)
Public Debt	$10,478.8	$8,009.1	$270.7	$8,279.8	$(2,199.0)
Guaranteed Debt	33.4	46.1	9.8	55.9	22.5
Total Debt	$10,512.2	$8,055.2	$280.5	$8,335.7	$(2,176.5)
Government Purpose	$6,848.7	$4,192.2	$--	$4,192.2	(2,656.5)
Other Treasury Board Organizations	159.6	95.9	101.0	196.9	37.3
CIC Board Organizations	3,431.7	3,762.4	179.5	3,941.9	510.2
Not-for-Profit Organizations	72.2	4.7	--	4.7	(67.5)
Total Debt	$10,512.2	$8,055.2	$280.5	$8,335.7	$(2,176.5)

30  Mid-Year Report 2008-09/ Budget Update